                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 30, 2000

                                       OR

         [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                          Commission File Number 1-8519

                           ---------------------------

                                    BROADWING
                             RETIREMENT SAVINGS PLAN
                       (formerly the Cincinnati Bell Inc.
                            Retirement Savings Plan)

                           ---------------------------

                                 BROADWING INC.
                             201 East Fourth Street
                             Cincinnati, Ohio 45202

                        BROADWING RETIREMENT SAVINGS PLAN
                                TABLE OF CONTENTS

                                                                                        Page
                                                                                        ----
Report of Independent Accountants                                                       1

Financial Statements:

    Statements of Net Assets Available for Benefits as of December 30, 2000
    and 1999                                                                            2

    Statement of Changes in Net Assets Available for Benefits for the Year
    Ended December 30, 2000                                                             3

    Notes to Financial Statements                                                       4-15

Schedules*:

    Schedule of Assets Held for Investment Purposes at End of Year                     16

    Schedule of Reportable Transactions for the Year Ended December 30, 2000           17

    *Other schedules are omitted because the information required is contained in the financial statements.


Exhibits:

    Consent of Independent Accountants

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Broadwing Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Broadwing Retirement Savings Plan (the "Plan") at December 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year and the Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 15, 2001

                        BROADWING RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 30, 2000 AND 1999
                             (THOUSANDS OF DOLLARS)


                                            2000              1999
                                            ----              ----
ASSETS

Investments at fair value                $215,447          $266,453

Employer contributions receivable              98               -

Employee contributions receivable             261               -
                                         --------          --------
Net Assets Available for Benefits        $215,806          $266,453
                                         ========          ========







See Notes to Financial Statements.

                        BROADWING RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 30, 2000
                             (THOUSANDS OF DOLLARS)

Net Assets Available for Benefits as of December 30, 1999                    $266,453

ADDITIONS:
Employee contributions                                                          7,290
Employer contributions                                                          2,613
                                                                             --------

       Total contributions                                                      9,903

Investment income:
       Dividends                                                                4,890
       Interest                                                                   990
                                                                             --------

                  Total additions                                              15,783
                                                                             --------

DEDUCTIONS:
Benefits paid to participants                                                  43,243
Transfers to other Company-sponsored plans and other transfers out, net         2,323
Net depreciation of investments                                                20,814
Administrative and other expenses paid by the Plan                                 50
                                                                             --------

                  Total deductions                                             66,430
                                                                             --------

Net decrease in Net Assets Available for Plan Benefits                        (50,647)
                                                                             --------

Net Assets Available for Benefits as of December 30, 2000                    $215,806
                                                                             ========



See Notes to Financial Statements.

                       BROADWING RETIREMENT SAVINGS PLANS
                          NOTES TO FINANCIAL STATEMENTS

(1)  PLAN DESCRIPTION AND ACCOUNTING POLICIES:

         a. GENERAL: On April 19, 2000, subsequent to completion of the merger between Cincinnati Bell Inc. and IXC Communications, Inc., shareholders of the former Cincinnati Bell Inc. voted to amend the company's articles of incorporation in order to officially change the company's name to Broadwing Inc. As such, any references in this Form 11-K to the "Company" or "Broadwing" are considered to be references to either Cincinnati Bell Inc. or Broadwing Inc. Also, during the 2000 Plan year, the Company has changed the name of the plan to which this report pertains (the "Plan") from the "Cincinnati Bell Inc. Retirement Savings Plan" to the "Broadwing Retirement Savings Plan."

         The Plan is, subject to certain exceptions, currently available to salaried employees of the Company, Cincinnati Bell Telephone Company and Cincinnati Bell Public Communications Inc., subsidiaries of the Company, and to salaried and hourly employees of various other subsidiary corporations of the Company, including Cincinnati Bell Directory Inc., Cincinnati Bell Any Distance Inc., Cincinnati Bell Telecommunications Services Inc., Cincinnati Bell Wireless LLC and Zoomtown.com Inc.. Notwithstanding the foregoing, certain persons who might be considered part of the above classes of employees are not eligible for the Plan (including but not limited to co-op students, interns, job bank employees and contingency employees). Employees who are eligible for the Plan under the Plan's rules are called "eligible employees" in this report.

         In 1999, the Plan adopted AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3, among other things, eliminated for purposes of reports on form 11-K previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant-directed investment programs. Also during 1999, the Company changed the Plan's fiscal year (the Plan's "plan year") from a calendar year to a twelve month period that begins each December 31 and ends the following December 30. The effect of these changes were not material to the financial statements of the Plan.

         The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended ("the Code"), and the Employee Retirement Income Security Act of 1974, as amended.

         The Plan is administered by the Company's Employees' Benefit Committee. The Plan's trustee during the plan year that ended December 30, 2000 (the "2000 plan year") and the first two days of the plan year that ends December 30, 2001 (the "2001 plan year") was T.

         Rowe Price. On January 2, 2001, the Plan's trustee became Fidelity Management Trust Company (together with its affiliates, "Fidelity") and all Plan assets were transferred to the new trustee.

         These notes provide a brief description of certain provisions of the Plan and do not constitute a document under which the Plan is operated, and, in the event of any conflict between these notes and the Plan documents, the Plan documents shall control. Eligible employees need to refer to the Plan documents and to the Plan's summary plan description for details as to the Plan.

         The financial statements of the Plan are presented under the accrual method of accounting.

     b. EMPLOYEE CONTRIBUTIONS: The Plan generally, under its current provisions, permits each eligible employee to elect to contribute to the Plan, in before-tax and after-tax dollars, any amount that is a whole percent (up to 16%) of his or her compensation (as defined in and subject to the rules of the Plan). An eligible employee's compensation for each plan year (which is currently a 12-month period that ends each December 30) is only considered under the rules of the Plan up to a certain legal limit (such limit was approximately $160,000 for both the plan year ending December 30, 2000 and the immediately preceding plan year).

         The amount of a Participant's before-tax contributions to the Plan for any calendar year cannot in any event exceed a legal limit (which limit was $10,500 and $10,000 for 2000 and 1999, respectively). Also, the percentages of compensation saved as before-tax contributions by certain highly compensated eligible employees for any plan year may be further limited under legal rules so that on average they do not exceed by too large a margin (as set by law) the average of the before-tax savings contribution rates of the other eligible employees for such plan year or the immediately preceding plan year. A similar limit applies to certain highly compensated eligible employees with respect to the combination of after-tax savings contributions and matching contributions (as are described in Note (1)c below) made by or for them under the Plan.

         The savings contributions made by an eligible employee to the Plan are allocated to an account of the employee under the Plan. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her own savings contributions (his or her "Savings Account").

         An eligible employee can specify the manner in which his or her Savings Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to change periodically the funds to which future savings contributions are allocated and/or transfer amounts held under his or her Savings Account from one fund to another.

         An eligible employee is generally not subject to federal income tax on the amount of his or her before-tax contributions to the Plan or on the Plan's earnings that are allocated to his or her Savings Account until and to the extent he or she receives such amounts from the Plan (and he or she may then be able in certain circumstances to defer such tax further by rolling such amounts over to an individual retirement account or annuity (an "IRA") or another employer plan that accepts the rollover).

     c. EMPLOYER CONTRIBUTIONS: For employers whose employees participate in the Plan ("the Employers"), matching contributions to the Plan are made for any eligible employee who has been credited with at least one year of eligibility service under the Plan in an amount equal to 66 2/3% of the employee's basic savings contributions. An eligible employee's basic savings contributions are, for this purpose, generally equal to the portion of the employee's before-tax and after-tax savings contributions for any applicable pay day that is not in excess of 6% of his or her compensation (as defined in and subject to the rules of the Plan). Such matching contributions are generally made on a bi-weekly basis under the current policies of the Employers, and must be made at a minimum on a monthly basis and could be pre-funded.

         However, the rates of the combination of matching contributions and after-tax savings contributions (measured as percentages of compensation) made for or by certain highly compensated eligible employees for any plan year may be limited under legal rules so that on average they do not exceed by too large a margin (as set by law) the average of the matching contribution and after-tax savings contribution rates applicable to the other eligible employees for such plan year or the immediately preceding plan year. Also, certain other legal limits on the maximum amount of contributions that can be made by and for an eligible employee with respect to any plan year may apply.

         The Employers' matching contributions made to the Plan for an eligible employee are allocated to the account of the employee under the Plan. In general, an eligible employee is fully vested in the part of his or her Plan account that is attributable to the matching contributions made on his or her behalf (his or her "Matching Account") only if he or she is credited with at least five years of vesting service under the Plan (or three years in the case of CBAD employees). However, an eligible employee may become vested in his or her Matching Account in certain other situations, including if he or she continues to be employed by the Employers after attaining age 65, if he or she terminates employment with the Employers by reason of his or her total disability or death, if he or she began work for the Employers before 1994 or in certain other situations.

         An eligible employee's Matching Account shall generally be invested solely in the Plan's Broadwing Inc. Shares Fund. Also, under the current rules of the Plan, an eligible employee who has met certain age and/or service requirements specified by the Company's Employees' Benefit Committee may be allowed to transfer the amounts allocated to his or her Matching Account to other investment funds available under the Plan over a five-year period and, after passage of such five-year period, be able to direct the investment of future matching contributions made to the Plan on his or her behalf in the same manner as his or her own savings contributions to the Plan are invested.

         An eligible employee is generally not subject to federal income tax on the amount of the matching contributions made to the Plan on his or her behalf or on the Plan's earnings that are allocated to his or her Matching Account until and to the extent he or she receives such amounts from the Plan (and he or she may then be able in certain circumstances to defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover).

     d. ROLLOVERS: An eligible employee may, under the current provisions of the Plan, cause a rollover to be made to the Plan from another employer's tax-qualified savings, profit sharing or other employer plan of a distribution the employee is entitled to receive from such other plan, if the distribution meets certain conditions set forth in the Plan and the Code.

         Any such rollover contributions made to the Plan by an eligible employee are allocated to the account of the employee under the Plan. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her rollover contributions (his or her "Rollover Account").

         An eligible employee can specify the manner in which his or her Rollover Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to transfer amounts held under his or her Rollover Account from one fund to another.

         An eligible employee is generally not subject to federal income tax on the amount of his or her rollover contributions to the Plan or on the Plan's earnings that are allocated to his or her Rollover Account until and to the extent he or she receives such amounts from the Plan (and he or she may then be able in certain circumstances to defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover).

     e. DISTRIBUTIONS TO PARTICIPANTS: An eligible employee may receive all or a portion of his or her account under the Plan while he or she is employed by the Employers only in certain circumstances.

         In general, an eligible employee can withdraw for any reason (1) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions as to which no matching contributions were made by the Employers, (2) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made before the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers, (3) the entire portion of his or her Rollover Account, (4) the portion of his or her Matching Account attributable to matching contributions made before the plan year of the withdrawal and the two immediately proceeding plan years (provided the employee is vested in his or her Matching Account) and (5) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made for the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers (except that, if he or she withdraws any amount described in clause (5), he or she will be suspended from making savings contributions to the Plan for six months and, unless the employee has attained age 65 or has been credited with at least five years of vesting service under the Plan or began work for the Employers before 1994, he or she will generally forfeit his or her Matching Account).

         Further, an eligible employee can withdraw amounts from the portion of his or her Savings Account that are attributable to his or her before-tax savings contributions (not including earnings on such contributions that have been allocated to such account after December 31, 1998) if the withdrawal is required by reason of the employee's hardship situation (and such hardship withdrawal meets the rules set forth in the Plan that concern hardship withdrawals).

         Other than for the above-described in-employment withdrawals, the distribution of an eligible employee's account under the Plan will generally occur only after the employee has terminated his or her employment with the Employers for any reason, including a retirement, discharge, quit, disability or death. Only the portion of the employee's account under the Plan in which he or she is vested may be distributed; the non-vested portion of such account is forfeited in accordance with rules set forth in the Plan.

     f. EMPLOYEE LOANS: Loans are available from the Plan to eligible employees under the current provisions and policies of the Plan. Such loans are subject to several conditions, certain of which are described below.

         An eligible employee cannot have more than two outstanding loans from the Plan at any time, and the employee may not be allowed to originate more than two loans from the Plan during a single plan year.

         The minimum amount of any loan to an eligible employee from the Plan is $1,000, while the maximum amount of such a loan cannot exceed the lesser of (1) 50% of the vested balance of the employee's account under the Plan (exclusive of the amounts attributable to the employee's savings contributions which were matched to some extent for the plan year of the loan and the two immediately preceding plan years, the matching contributions of the Employers made for his or her behalf with respect to the plan year of the loan and the two immediately preceding plan years and income earned after 1988 on the employee's before-tax savings contributions to the Plan, all of which amounts are not available for a loan) or (2) $50,000 (reduced by the highest outstanding balance of loans made to the employee from the Plan and other plans of the Employers during the one year period ending on the day before the new loan is made). The Company's Employees' Benefit Committee determines the interest rate charged by the Plan on a loan made to an eligible employee, which must be a reasonable rate of interest. In general, a loan rate is currently determined by adding 1% to a prime lending rate in effect as of the first day of the calendar quarter in which the loan is made.

         During the plan year ending December 30, 2000 and the immediately preceding plan year, interest rates on loans made under the Plan varied between 8.75% and 10% per annum.

         In general, any loan to an eligible employee must be repaid through payroll deductions and be collateralized by the portion of the employee's account under the Plan that is loaned to the employee. The minimum term of any loan from the Plan to an eligible employee is 6 months, and the maximum term of a Plan loan is 59 months.

     g. TEMPORARY CASH INVESTMENTS: Temporary cash investments include all cash balances and highly liquid investments with maturities of three months or less at the time of purchase. Temporary cash investments may be held in any investment funds used by the Plan in order to meet the cash needs of the Plan.

     h. INVESTMENTS: There are currently nine investment funds available for the investment of future contributions made by or for eligible employees under the Plan: the Broadwing Stable Value Fund, the Spectrum Income Fund, the Balanced Fund, the Equity Income Fund, the Equity Index Fund, the Capital Appreciation Fund, the International Stock Fund, the New America Growth Fund and the Broadwing Inc. Shares Fund. During the 2000 plan year, all of the above funds were administered, trusteed and/or advised by T. Rowe Price or a related subsidiary.

         In addition, during the 1999 and 2000 plan years, the Plan held a Convergys Corporation Stock Fund, which reflects common shares of Convergys Corporation ("Convergys") that were received by the Plan by reason of the Company's distribution of Convergys shares as of December 31, 1998. Eligible employees who have interests in the Convergys Corporation Stock Fund may transfer the balances they have in such fund to other funds available under the Plan but cannot direct future contributions made by or for their behalf to the Convergys Corporation Stock Fund.

         Each fund held under the Plan (except for the Broadwing Stable Value Fund and the Broadwing Inc. Shares Fund) has always been, and is currently, quoted in shares. Such shares generally represent the net asset value of shares in the applicable mutual or other fund.

         The Broadwing Stable Value Fund has always been quoted in units. These units represented a proportional interest in the investment fund that was held by the Plan and the Cincinnati Bell Inc. Savings and Security Plan. The Broadwing Stable Value Fund initially had a unit value of
         1.0000 established on July 1, 1992 and maintained a unit value of
         1.0000 at all times. Any income, gains, losses, contributions or withdrawals under the fund resulted in more or less units being credited to the fund.

         Prior to May 1, 2000, the Broadwing Inc. Shares Fund was quoted in units, which represented a proportional interest in the fund that was held by the Plan and the Cincinnati Bell Inc. Savings and Security Plan. The Broadwing Inc. Shares Fund initially had a value of 1.0000 established on July 1, 1992, and its unit value fluctuated with the performance of the underlying investments of such fund, which has consisted primarily of Broadwing common shares and a small amount of temporary cash investments. Effective May 1, 2000, the Broadwing Inc. Shares Fund was changed so that it is quoted in shares (and not units).

         At December 30, 1999, investments of the Broadwing Stable Value Fund consisted in part of investment contracts that were reported at estimated fair value, which approximated contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts were nontransferable but provided for benefit-responsive withdrawals by Plan participants at contract value. Benefit-responsive withdrawals were provided for on a proportional basis by the issuers of the investment contracts. The Plan trustee's valuation committee determined fair value for these investments after considering such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with contract terms. Transactions for the fund were accounted for on the trade date. Interest income was accrued as earned. Realized and unrealized gains and losses from security transactions were recorded on an identified cost basis. At December 30, 2000, funds invested in the Broadwing Stable Value Fund were invested solely in the T. Rowe Price Stable Value Common Trust Fund.

         The values of the Plan's investments on December 30, 2000 and 1999 were determined as follows: 2000 and 1999 share value of the Broadwing shares in the Broadwing Inc. Shares Fund and Convergys shares in the Convergys Corporation Stock Fund, on the basis of the last published sales price on December 30, 2000 and 1999 on the New York Stock Exchange; shares in the Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund, New America Growth Fund and any mutual fund held under the Broadwing Stable Value Fund, on the basis of the last published net asset value on December 30, 2000 and 1999; contracts with insurance companies in the Broadwing Stable Value Fund, at principal plus accrued earnings on December 30, 2000 and 1999; and loans to participants made by the Plan, at the principal amount owed by the participants on December 30, 2000 and 1999.

         As presented in the Statement of Changes in Net Assets Available for Benefits, the net depreciation in the value of Plan investments consists of realized gains or losses, and the unrealized depreciation of those same investments.

     i. ADMINISTRATIVE EXPENSES: The administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid from Plan assets. These expenses are generally allocated and charged to each eligible employee's account based on the proportion that such employee's account balance under the Plan bears to all account balances under the Plan.

     j. FORFEITURES: Any amounts forfeited by employees under the Plan are generally valued as of the end of the month in which the event causing the forfeiture occurs and are applied to reduce subsequent contributions of the Employers to the Plan. During 2000, employer contributions were reduced by $144,000 from forfeited nonvested amounts.

     k. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits as of the date of the Plan's financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2) AMENDMENT OR TERMINATION OF THE PLAN: While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants' accounts would become 100% vested.

(3) INVESTMENTS: The interest of an eligible employee in each type of investment of the Plan on December 30, 2000 and 1999 is represented by units or shares. The following investments represent five percent or more of the Plan's net assets (dollars in thousands):


                                                                          December 30,
                                                           -------------------------------------
                                                                  2000                 1999
                                                                  ----                 ----
Broadwing Stable Value Fund, 13,926,592 and
             15,268,680 units, respectively                  $  13,927            $  15,269
Equity Income Fund, 665,246 and
             732,609 shares, respectively                       16,412               18,073
Equity Index Fund, 319,385 and
             350,548 shares, respectively                       11,338               13,822
New America Growth Fund, 260,529 and
             236,163 shares, respectively                        9,319               11,284
Broadwing Inc. Shares Fund*, 3,262,173 shares and
             25,491,966 units, respectively                     76,082              124,013
Convergys Corporation Stock Fund, 1,554,466 and
             2,051,777 shares, respectively                     70,661               64,631


     *The Broadwing Inc. Shares Fund consists of $43,592 and $71,547 in nonparticipant-directed investments at December 30, 2000 and 1999, respectively. Remaining amounts are participant-directed.

     During 2000, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $20,814 as follows (dollars in thousands):

         Mutual funds                                  $   (5,130)
         Common Shares of the Company                     (43,047)
         Common Shares of Convergys Corporation            27,363
                                                       ----------
                           Total                        $ (20,814)
                                                       ==========

(4) NONPARTICIPANT-DIRECTED INVESTMENTS: Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows (dollars in thousands):

                                     December 30,     December 30,
Description                              2000            1999
-----------                              ----            ----
Net Assets:
  Company common shares                $43,523          $68,707
  Cash                                      69            2,826
  Interest receivable                       -                14
                                       -------         --------
     Total                             $43,592          $71,547
                                       =======         ========


                                                      Year Ended
                                                  December 30, 2000
                                                  -----------------
Changes in Net Assets:
  Employee contributions                              $   2,345
  Employer contributions                                  1,378
  Interest income                                            52
  Net depreciation on Company common shares             (26,394)
  Transfers from other Company plans                     29,093
  Benefits paid to participants                          (9,135)
  Transfers to participant-directed investments         (25,294)
                                                     -----------
     Total                                            $ (27,955)
                                                     ===========

(5) TAX STATUS: The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code. Such determination letter did not involve a review of the effect on the Plan of certain recent tax laws, and the Company currently intends to request a further determination from the Internal Revenue Service that addresses the effect of such laws.

     Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with applicable requirements of the Internal Revenue Code.


(6) PLAN AMENDMENTS: Plan amendments that were adopted, approved or became effective subsequent to December 30, 1999:
     o    Change the name of the Plan to the "Broadwing Retirement Savings
          Plan."
     o Provide that no minimum period of service shall be required of any eligible employee in order to participate in all aspects of the Plan.
     o Reserve the right of the Employers to make nonelective contributions to the Plan for any plan year beginning on or after December 31, 2000.
     o Provide that the matching contributions to be made for any eligible employee for any pay day occurring in a plan year that begins on or after December 31, 2000 shall be equal to the sum of (1) 100% of the portion of the employee's before-tax and after-tax savings contributions to the Plan for such pay day that are not in excess of 3% of his or her plan compensation for such pay day and (2) 50% of the portion of his or her before-tax and after-tax savings contributions to the Plan for such pay day that are in excess of 3% but not in excess of 5% of the employee's plan compensation for such pay day.
     o Provide that any eligible employee who is credited with at least one hour of service with the Employers on or after December 31, 2000 shall be fully vested in his or her accounts under the Plan.

(7) SUBSEQUENT EVENTS: Effective as of January 2, 2001, all Plan assets and Plan obligations were transferred to the Plan's new trustee, Fidelity. Assets of individual funds administered, trusteed, and/or advised by T. Rowe Price were transferred into fund options administered, trusteed, and/or advised by Fidelity with similar investment strategies. The following matrix identifies the T. Rowe Price administered, trusteed, and/or advised fund option and the corresponding Fidelity administered, trusteed, and/or advised fund option:

     ---------------------------------------- ---------------------------------------------------
            T. Rowe Price Fund Option                  Corresponding Fidelity Fund Option
     ---------------------------------------- ---------------------------------------------------
     ---------------------------------------- ---------------------------------------------------
     Stable Value Fund                        Fidelity Managed Income Portfolio II
     ---------------------------------------- ---------------------------------------------------
     Spectrum Income Fund                     Fidelity U.S. Bond Index Fund
     ---------------------------------------- ---------------------------------------------------
     Balanced Fund                            Fidelity Freedom 2020 Fund
     ---------------------------------------- ---------------------------------------------------
     Equity Income Fund                       American Funds Fundamental Investors
     ---------------------------------------- ---------------------------------------------------
     Equity Index 500 Fund                    Fidelity U.S. Equity Index Commingled Pool Fund
     ---------------------------------------- ---------------------------------------------------
     Capital Appreciation Fund                Strong Opportunity Fund
     ---------------------------------------- ---------------------------------------------------
     International Stock Fund                 American Funds Europacific Growth Fund
     ---------------------------------------- ---------------------------------------------------
     New America Growth Fund                  Fidelity Mid Cap Growth Fund
     ---------------------------------------- ---------------------------------------------------
     Broadwing Inc. Shares Fund               Broadwing Inc. Shares Fund
     ---------------------------------------- ---------------------------------------------------
     Convergys Corp. Stock Fund               Convergys Corp. Stock Fund
     ---------------------------------------- ---------------------------------------------------

On July 24, 2000, the Broadwing Inc. Board of Directors and Compensation Committee adopted a corporate resolution to merge a plan maintained by a subsidiary corporation of the Company, the Broadwing Communications Inc. 401(k) Plan (the "BCI Plan"), with the Plan, as of December 31, 2000. Between December 31, 2000 and January 2, 2001, assets of the BCI Plan which totaled $32,274,321 were transferred from the BCI Plan's trustee, Morgan Stanley Dean Witter, to the Plan's trustee, Fidelity.

                        BROADWING RETIREMENT SAVINGS PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                             AS OF DECEMBER 30, 2000
                              (dollars in thousands)

                                                                    Number of
                                                                    Shares or
    Name of Issuer and Title of Issue                                  Units             Value
    ---------------------------------                               ----------           -----
    BROADWING INC. SHARES FUND:*
             Participant-directed temporary cash investments                            $     25
             Participant-directed Broadwing Inc. shares #         1,393,735 shares        32,465
             Nonparticipant-directed temporary cash investments                               69
             Nonparticipant-directed Broadwing Inc. shares #      1,868,438 shares        43,523
                                                                                        --------
             TOTAL BROADWING INC. SHARES FUND                                             76,082

    CONVERGYS CORPORATION STOCK FUND
             Temporary cash investments                                                       63
             Convergys shares                                     1,554,466 shares        70,598
                                                                                        --------
             TOTAL CONVERGYS CORPORATION STOCK FUND                                       70,661

    T. ROWE PRICE SPECTRUM INCOME FUND                              281,139 shares         3,026

    T. ROWE PRICE BALANCED FUND                                     170,479 shares         3,268

    T. ROWE PRICE EQUITY INCOME FUND                                665,246 shares        16,412

    T. ROWE PRICE EQUITY INDEX FUND                                 319,385 shares        11,338

    T. ROWE PRICE CAPITAL APPRECIATION FUND                         315,025 shares         4,395

    T. ROWE PRICE INTERNATIONAL STOCK FUND                          363,980 shares         5,285

    T. ROWE PRICE NEW AMERICA GROWTH FUND                           260,529 shares         9,319

    BROADWING STABLE VALUE FUND:
         T. Rowe Price Stable Value Common Trust Fund             13,926,592 units        13,927

    LOAN FUND:
             Loans to Participants                                                         1,734
                                                                                        --------
                      GRAND TOTAL                                                       $215,447
                                                                                        ========

     #    Party-in-interest to the Plan
     * The cost basis associated with nonparticipant-directed accounts within the Broadwing Inc. Shares Fund was $22,375 at December 30, 2000.

                        BROADWING RETIREMENT SAVINGS PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 30, 2000

                                                                                                       Current
                                                                                                      Value on
        Identity of                                 Purchase          Selling         Cost of          Date of          Net Gain
      Party Involved         Description of Asset    Price             Price           Asset        Transactions       or (Loss)
---------------------------  --------------------  -------------  ---------------  --------------  ----------------  ---------------
Broadwing Inc. Shares Fund   Company Stock         $ 30,903,369                     $ 30,903,369      $ 30,903,369
Broadwing Inc. Shares Fund   Company Stock         $ 49,164,971     $ 76,179,361    $ 49,164,971      $ 76,179,361      $27,014,390

* The above totals reflect the net activity of 227 purchase and sale transactions during the plan year.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                          BROADWING RETIREMENT
                                              SAVINGS PLAN


                                          By  /s/ Virginia Neill
                                                   Virginia Neill
                                                   Secretary
                                                   Employees' Benefit Committee


June 15, 2001